51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Item 2   Date of Material Change
September 13, 2023
Item 3   News Release
The news releases dated September 13, 2023 were disseminated through Market News and Stockwatch.
Item 4   Summary of Material Change
The Company provided a development update regarding the delivery of the User Requirement Specification, an update regarding the ongoing ICDR proceedings with the Shiseido Group and a default status report in accordance with the alternative information guidelines set out in National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”).
Item 5   Full Description of Material Change.
5.1         Full Description of Material Change
The Company announced the delivery of the User Requirement Specification from its primary vendor, A.M.I.  It received testing data, confirming the device will function according to its designated parameters. DermaPrecise™ has illustrated its value proposition by controlling injections based on volume, depth and sheer force.  The Company believes this comprehensive testing data will be key in business development efforts going forward. The Company anticipates completing the development phase in 2023. The next step will be securing a contract manufacturer in North America. A complete timeline for approval will be articulated at the Annual General Meeting. RepliCel intends to provide updates as development milestones are achieved.
RepliCel further provides an update regarding the ongoing ICDR proceedings with the Shiseido Group. In response to numerous inquiries, the Company refers to the ICDR rules Article 40, which stipulates that the parties must keep arbitration proceedings confidential; however, the Company is required, by law, to disclose material events. The Company confirms that an award will be a material event to be disclosed in a timely manner, in accordance with applicable securities laws.
Due to the untimely passing of the Company’s CFO at the time, on August 30, 2023 the Company announced (the “Default Announcement”) that it made an application to the British Columbia Securities Commission (the “BCSC”) to approve a temporary management cease trade order (“MCTO”) on the basis that it would be unable to file its interim financial statements, accompanying management’s discussion and analysis and required certifications for the three and six-month periods ended June 30, 2023  (the “Interim Filings”) on or before the prescribed filing deadline of August 29, 2023 as required by National Instrument 51-102, Continuous Disclosure Obligations and NI 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, respectively. The application was approved by the BCSC on August 29, 2023 and the MCTO was issued by the BCSC on August 30, 2022. The MCTO prohibits trading in securities of the Company by certain insiders of the Company, whether direct or indirect. The MCTO requires the Interim Filings to be filed on or before October 30, 2023.  The Company anticipates that the Interim Filings will be filed on or before October 27, 2023.

There have been no material changes to the information contained in the Default Announcement or any other changes required to be disclosed under NP 12-203.
The Company will continue to provide bi-weekly updates, as required by NP 12-203, until the Interim Filings have been filed. The Company confirms it will continue to satisfy the provisions of the alternative information guidelines set out in Sections 9 and 10 of NP 12-203 so long as it remains in default of the requirement to file the Interim Filings.
5.2        Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:          Andrew Schutte, CEO and President
Telephone:      604.248.8693
Item 9   Date of Report
September 13, 2023